

TRICELL Inc
33 Lawton Congleton
Cheshire
CW12 1RU

October 8, 2007

Jessica Brberich
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

     Re: Tricell, Inc.
            Form 10-K for the year ended December 31, 2005
            Filed April 18, 2006
            Form 10-Q for the quarter ended September 30, 2006
            File No. 000-50036

Dear Jessica Barberich

     We have received your letter dated August 13, 2007, containing comments on the above referenced documents.

     We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission's comments, which we hope to achieve very shortly.

     Please feel free to contact me if you have any questions or require any further information regarding these matters.

Sincerely,

_____
Neil Pursell
Chief Financial Officer

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com

Note 4 – Related Party Transactions; Material Acquisitions

2.   The Company considered that the NJJ customers had key relationships with the management team at NJJ and not the Company. The Company's determined this on the basis that if the NJJ management team did compete with the company then there would be no NJJ customer loyalty to the Company (the Company is of the opinion that the NJJ customers are loyal to the management team only at the point in time of the NJJ acquisition). Thereby the agreement to purchase NJJ contains a non-compete clause with the management team of NJJ for a 5 year period post acquisition of NJJ by the Company.

The Company considered that after a period of 12 months post acquisition. then the NJJ customers would be satisfied by the service from the Company and that the customer loyalty would be that of the Company and not the NJJ management team.

At the time of the NJJ acquisition the Company determined that the value of the customer lists was nominal as the customers at that point in time were loyal to the management team of NJJ. The Company could only realise the value of NJJ customer lists by binding the NJJ management team to a non-compete agreement, this was included in the NJJ purchase agreement.

The Company considers that the value of the non-compete agreements will be realized by the Company in a period of 12 months post acquisition of NJJ. The non-compete agreements are for a 5 year period, however the Company considers that the value will be realized in the first 12 months, the final 4 years of the contract only provide further comfort to the Company.

The Company has determined that a fair value of the non-compete agreements should be based upon the last 12 months of NJJ expected net after tax profits prior to acquisition of NJJ as this should provide a fair approximation for the projected 12 month period post acquisition.

NJJ did not have an extensive period of operations since inception prior to being acquired and had experienced rapid growth during its last year of operation, year ended May 31, 2006. The audited net after tax profits of NJJ for the year-ended May 31, 2006 was $10.6 million. The Company has used the reported net after tax profits for the year ended May 31, 2006 as a fair representation of the NJJ net after tax profits for the 12 month period prior to the NJJ acquisition. The Company valued the non-compete agreements at $10 million as a fair value. The Company amortization policy is 5 years straight line to represent the non-compete agreement period.

Once we have closed all your outstanding comments we will be pleased to amend all the necessary filings as directed.

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: nell.pursell@tricellinc.com
Web: www.tricellinc.com